UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                KeraVision, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    49206110
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 225-2000

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 49206110                                           Page 2 of ___ Pages

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |X|

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         Not applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

                            7   SOLE VOTING POWER

                                See Item 5
    NUMBER OF
     SHARES                 8   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    See Item 5
 EACH REPORTING
     PERSON                 9   SOLE DISPOSITIVE POWER
      WITH
                                See Item 5

                            10  SHARED DISPOSITIVE POWER

                                See Item 5


     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See Item 5

     14  TYPE OF REPORTING PERSON*

         BK, HC, 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  The Reporting Person (as defined below) hereby amends and supplements the Report on Schedule 13D, originally filed on January 8, 1999 (the "Schedule 13D") with respect to the shares of common stock, par value $.001 per share (the "Shares"), of KeraVision, Inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

                  All references in the Schedule 13D to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term CSFB-USA, respectively.

      Item 2.     Identity and Background.

                  The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

                  (i) by deleting the first and the second paragraph and replacing them with the following:

                  "This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

                  The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

                  As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) Sprout Capital VIII, L.P., a Delaware Limited Partnership (the "Sprout Fund"); (2) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"); (3) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (4) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"); (5) Sprout CEO Fund L.P., a Delaware limited partnership ("CEO"); (6) Sprout Venture Capital L.P., a Delaware limited partnership ("SVCLP"); (7) DLJ Venture Capital Fund III, L.P., a Delaware limited partnership ("DLJ III"); (8) Sprout Capital VI, L.P., a Delaware limited partnership ("Sprout VI"); (9) DLJ Fund Associates III, a New York partnership ("Associates III") and (10) DLJ Capital Corporation, a Delaware corporation ("DLJCC" (together with all of the entities listed above, the "DLJ Entities")). In addition, as of November 3, 2000, Credit Suisse First Boston Corporation ("CSFBC") a Massachusetts corporation and a registered broker-dealer, became a wholly owned subsidiary of CSFB-USA.

                  Sprout VI is a Delaware limited partnership. DLJCC as the managing general partner of Sprout VI makes all of the investment decisions on behalf of Sprout VI.

                  DLJ III is a Delaware limited partnership. Associates III as the general partner of DLJ III makes all of the investment decisions on behalf of DLJ III.

                  SVCLP is a Delaware limited partnership. DLJCC as the general partner of SVCLP makes all of the investment decisions on behalf of SVCLP.

                  Sprout VIII is a Delaware limited partnership. DLJCC as the managing general partner of Sprout VIII makes all of the investment decisions on behalf of Sprout VIII.

                  CEO is a Delaware limited partnership. DLJCC as the general partner of CEO makes all of the investment decisions on behalf of CEO.

                  ESC II is a Delaware limited partnership and an "employee securities company" as defined in the Investment Company Act of 1940, as amended. LBO as the managing general partner of ESC II, makes all of the investment decisions on behalf of ESC II.

                  LBO is a Delaware corporation and a registered investment adviser. LBO is a wholly owned subsidiary of DLJCI. As the managing general partner of ESC II, LBO is responsible for the day-to-day management of ESC II.

                  DLJCI is a Delaware corporation and a holding company. DLJCI is a wholly owned subsidiary of DLJ.

                  Associates III is a New York partnership formed to serve as the general partner of DLJ III. DLJCC as the general partner of Associates III makes all of the investment decisions on behalf of Associates III."

                  (ii) by deleting the third paragraph and the fifth through the twenty-first paragraphs.

                  (iii) by deleting the twenty-fourth through twenty-eighth paragraphs and replacing them with the following:

                  "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and office is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

                  CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own Shares, and such Shares are not reported in this Amendment No.1. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

                  The address of the principal business and office of each of CSFBI and CSFBC is 11 Madison Avenue, New York, New York 10010."

                  (iv) by deleting the second sentence of the twenty-ninth paragraph and the thirtieth through forty-eighth paragraphs and replacing them with the following:

                  "The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFBC and those DLJ Entities that are corporations are set forth on Schedules A through G, respectively, attached hereto, each of which is incorporated by reference herein.

                  During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFBC, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedules A through G attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

      Item 5.     Interest in Securities of the Issuer.

                  The response set forth in (a) and (b) of Item 5 of the
Schedule 13D is hereby amended as follows:

                  (i) by adding, at the beginning of the first paragraph, the words "The information set forth in this and the five following paragraphs is presented as of January 8, 1999."

                  (ii) by deleting the sixth and eighth paragraphs and inserting the following:

                  "As of the date of this Amendment No. 1, ESC II directly holds Series B Convertible Stock convertible into 213,656 Shares and has the shared power to vote and direct the disposition of such Series B Convertible Stock, in accordance with the relationships described in Item 2.

                   As of the date of this Amendment No. 1, the Sprout Fund directly holds Series B Convertible Stock convertible into 2,134,907 Shares and has the shared power to vote and direct the disposition of such Series B Convertible Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, DLJCC directly holds Series B Convertible Stock convertible into 33,534 Shares and has the shared power to vote and direct the disposition of such Series B Convertible Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, CEO directly holds Series B Convertible Stock convertible into 9,734 Shares and has the shared power to vote and direct the disposition of such Series B Convertible Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, SVCLP directly holds Series B Convertible Stock convertible into 128,102 Shares and has the shared power to vote and direct the disposition of such Series B Convertible Stock, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, DLJ III directly holds 8,050 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Sprout VI directly holds 50,836 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

                  In addition, in the ordinary course of the Reporting Person's business, CSFBC directly holds approximately 3,876 shares of Common Stock in proprietary trading and investment accounts.

                  As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 2,582,695 Shares, representing 12.1% of the outstanding Shares."

                  The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

                  "No transactions in the Shares or Warrants have been effected since September 4, 2000 by the Reporting Person, CSFBC, CSFBI, CSFB-USA or the DLJ Entities, except that CSFBC has effectuated transactions in the Shares as a market maker in the ordinary course of business."

      Item 7.     Material to be filed as Exhibits.

                  Exhibit 99.A of the Schedule 13D is hereby deleted in its entirety.

                  Exhibit 99.B of the Schedule 13D is hereby deleted in its entirety.

                  Exhibit 99.C of the Schedule 13D is hereby deleted in its entirety.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  January 25, 2001

                                      Credit Suisse First Boston, acting solely
                                          on behalf of the Credit Suisse First
                                          Boston business unit.

                                      By: /s/ Lindsay Hollister
                                          ------------------------
                                          Name: Lindsay Hollister
                                          Title: Director

                                    SCHEDULES

                  Schedules A and C through J are hereby deleted in their entirety and replaced with the following:



                                                                      Schedule A


                        Executive Officers and Directors

                                       of

                           DLJ Capital Investors, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Capital Investors, Inc. The business address of the DLJ Capital Investors, Inc. is 277 Park Avenue, New York, NY 10172.



Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Anthony F. Daddino                 277 Park Avenue            Chief Administrative Officer,      USA
Executive Vice President and       New York, NY 10172         Credit Suisse First Boston
Chief Financial Officer                                       business unit

Joe L. Roby                        277 Park Avenue            Chairman, Credit Suisse First      USA
Chief Operating Officer            New York, NY 10172         Boston business unit

Hamilton E. James                  277 Park Avenue            Co-Head of Investment Banking,     USA
Chief Executive Officer            New York, NY 10172         Credit Suisse First Boston
                                                              business unit

                                                                      Schedule C

                        Executive Officers and Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.


Name and Title                    Business Address             Principal Occupation               Citizenship
--------------                    ----------------             --------------------               -----------
Anthony F. Daddino                11 Madison Avenue            Chief Administrative Officer,      USA
President                         New York, NY 10010           Credit Suisse First Boston
                                                               business unit

Vincent DeGiaimo                  277 Park Avenue              Investment Banker                  USA
Senior Vice President             New York, NY 10172

Edward A. Poletti                 277 Park Avenue              Principal, DLJ Merchant Banking,   USA
Senior Vice President and         New York, NY 10172           Inc.
Controller

James D. Allen                    277 Park Avenue              Vice President, Donaldson,         USA
Vice President                    New York, NY 10172           Lufkin & Jenrette Securities
                                                               Corporation

Ivy B. Dodes                      277 Park Avenue              Senior Vice President/Principal,   USA
Vice President and                New York, NY 10172           DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                   277 Park Avenue              Vice President, Donaldson,         USA
Vice President                    New York, NY 10172           Lufkin & Jenrette Securities
                                                               Corporation

Osamu Watanabe                    2121 Avenue of the Stars     Vice President, Donaldson,         USA
Vice President                    30th Floor                   Lufkin & Jenrette Securities
                                  Los Angeles, CA 90067        Corporation

Arthur S. Zuckerman               277 Park Avenue              Chief Administrative Officer,      USA
Vice President                    New York, NY 10172           Sprout Group

Richard A. Scardina               277 Park Avenue              Assistant Vice President,          USA
Divisional Vice President         New York, NY 10172           Donaldson, Lufkin & Jenrette
                                                               Securities Corporation

                                                                      Schedule D

                        Executive Officers and Directors

                                       of

                     Credit Suisse First Boston Corporation


         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBC. The business address of the CSFBC is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation                Citizenship
--------------                          ----------------               --------------------                -----------
Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board     USA
President, Chief Executive              New York, NY 10010             and President and Chief Executive
Officer and Board Member                                               Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse     USA
Managing Director and Board Member      New York, NY 10010             First Boston business unit

Carlos Onis                             11 Madison Avenue              Managing Director, Credit Suisse    USA
Managing Director and Board Member      New York, NY 10010             First Boston Corporation

Charles G. Ward, III                    11 Madison Avenue              Co-Head of Investment Banking,      USA
Managing Director and Board Member      New York, NY 10010             Credit Suisse First Boston
                                                                       business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal     USA
Managing Director and Board Member      New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,         USA
Managing Director                       New York, NY 10010             Credit Suisse First Boston
                                                                       business unit

Frank J. Decongelio                     11 Madison Avenue              Managing Director, Credit Suisse    USA
Managing Director and Head of           New York, NY 10010             First Boston
Operations

Lori M. Russo                           11 Madison Avenue              Vice President and Secretary,       USA
Vice President and Secretary            New York, NY 10010             Credit Suisse First Boston
                                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First      USA
Managing Director and Treasurer         New York, NY 10010             Boston business unit

Rochelle Pullman                        11 Madison Avenue              Controller, Credit Suisse First     USA
Director and Controller                 New York, NY 10010             Boston Corporation

John Gallagher                          11 Madison Avenue              Director, Credit Suisse First       USA
Director and Director of Taxes          New York, NY 10010             Boston Corporation

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive      USA
Managing Director and Board Member      New York, NY 10010             Board and Chief Financial
                                                                       Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First       USA
Board Member                            New York, NY 10010             Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit    USA
Managing Director and Chief Financial   New York, NY 10010             Suisse First Boston business unit
Officer

Hamilton E. James                       277 Park Avenue                Co-Head of Investment Banking,      USA
Managing Director and Board Member      New York, NY 10010             Credit Suisse First Boston
                                                                       business unit

Robert C. O'Brien                       11 Madison Avenue              Chief Credit Officer, Credit        USA
Managing Director                       New York, NY 10010             Suisse First Boston business unit

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk              USA
Managing Director                       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

Anthony F. Daddino                      277 Park Avenue                Chief Administrative Officer,       USA
Managing Director                       New York, NY 10172             Credit Suisse First Boston
                                                                       business unit

Garrett M. Moran                        11 Madison Avenue              Head of Private Equity, Credit      USA
Managing Director                       New York, NY 10010             Suisse First Boston business unit

Richard F. Brueckner                    1 Pershing Plaza               Managing Director, Credit Suisse    USA
Managing Director                       Jersey City, NJ 07399          First Boston Corporation

Michael J. Campbell                     277 Park Avenue                Managing Director, Credit Suisse    USA
Managing Director                       New York, NY 10172             First Boston Corporation

David M. Brodsky                        11 Madison Avenue              General Counsel, Credit Suisse      USA
General Counsel                         New York, NY 10010             First Boston Corporation

                                                                      Schedule E

                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.



Name and Title                          Business Address             Principal Occupation               Citizenship
--------------                          ----------------             --------------------               -----------
Joe L. Roby                             11 Madison Avenue            Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010           Boston business unit

Allen D. Wheat                          11 Madison Avenue            Chairman of the Executive Board    USA
President and Chief                     New York, NY 10010           and President and Chief
Executive Officer and                                                Executive Officer, Credit Suisse
Board Member                                                         First Boston business unit and
                                                                     Member of the Executive Board,
                                                                     Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue            Chief Administrative Officer,      USA
Chief Financial and Administrative      New York, NY 10010           Credit Suisse First Boston
Officer and Board Member                                             business unit

Brady W. Dougan                         11 Madison Avenue            Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010           First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue            Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010           Management, Credit Suisse First
                                                                     Boston business unit

David C. Fisher                         11 Madison Avenue            Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010           Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue            Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010           Credit Suisse First Boston
Board Member                                                         business unit

Stephen A. M. Hester                    11 Madison Avenue            Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010           Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue            Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010           Credit Suisse First Boston
and Board Member                                                     business unit

Christopher G. Martin                   11 Madison Avenue            Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010           and Finance, Credit Suisse First
Finance                                                              Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue            Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010           and Regulatory Affairs, Credit
                                                                     Suisse First Boston business unit

Garrett M. Moran                        11 Madison Avenue            Head of Private Equity, Credit     USA
Division Head of Private Equity         New York, NY 10010           Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue            Head of Private Equity, Credit     USA
Chief Credit Officer                    New York, NY 10010           Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue            Vice-Chairman of the Executive     USA
Division Head-Finance,                  New York, NY 10010           Board and Chief Financial
Administration and Operations                                        Officer, Credit Suisse First
and Board Member                                                     Boston business unit and Member
                                                                     of the Executive Board, Credit
                                                                     Suisse Group

Charles G. Ward, III                    11 Madison Avenue            Co-Head of Investment Banking,     USA
Division Co-Head-Investment             New York, NY 10010           Credit Suisse First Boston
Banking and Board Member                                             business unit

Lewis H. Wirshba                        11 Madison Avenue            Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010           Boston business unit

Robert M. Baylis                        11 Madison Avenue            Member of the Board of Directors   USA
Board Member                            New York, NY 10010           for various unaffiliated
                                                                     companies and organizations

Philip K. Ryan                          11 Madison Avenue            Member of the Executive Board      USA
Board Member                            New York, NY 10010           and Chief Financial Officer,
                                                                     Credit Suisse Group

Maynard J. Toll, Jr.                    11 Madison Avenue            Retired investment Banker;         USA
Board Member                            New York, NY 10010           Chairman, Edmund S. Muskie
                                                                     Foundation; President, Nelson &
                                                                     Toll Properties, Ltd.

                                                                      Schedule F

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address            Principal Occupation               Citizenship
--------------                          ----------------            --------------------               -----------
Joe L. Roby                             11 Madison Avenue           Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010          Boston business unit

Allen D. Wheat                          11 Madison Avenue           Chairman of the Executive Board    USA
President and Chief Executive           New York, NY 10010          and President and Chief
Officer and Board Member                                            Executive Officer, Credit Suisse
                                                                    First Boston business unit and
                                                                    Member of the Executive Board,
                                                                    Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue           Chief Administrative Officer,      USA
Chief Administrative Officer            New York, NY 10010          Credit Suisse First Boston
and Board Member                                                    business unit

Brady W. Dougan                         11 Madison Avenue           Head of Equities, Credit Suisse    USA
Division Head-Equities and              New York, NY 10010          First Boston business unit
Board Member

D. Wilson Ervin                         11 Madison Avenue           Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010          Management, Credit Suisse First
                                                                    Boston business unit

David C. Fisher                         11 Madison Avenue           Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010          Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue           Head of Financial Services,        USA
Head of Financial Services Group        New York, NY 10010          Credit Suisse First Boston
and Board Member                                                    business unit

Stephen A. M. Hester                    11 Madison Avenue           Head of Fixed Income, Credit       USA
Division Head-Fixed Income and          New York, NY 10010          Suisse First Boston business unit
Board Member

Hamilton E. James                       11 Madison Avenue           Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010          Credit Suisse First Boston
and Board Member                                                    business unit

Christopher G. Martin                   11 Madison Avenue           Head of Technology, Operations     USA
Head of Technology, Operations          New York, NY 10010          and Finance, Credit Suisse First
and Finance                                                         Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue           Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010          and Regulatory Affairs, Credit
                                                                    Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue           Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010          Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue           Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010          Board and Chief Financial
Board Member                                                        Officer, Credit Suisse First
                                                                    Boston business unit and Member
                                                                    of the Executive Board, Credit
                                                                    Suisse Group

Charles G. Ward, III                    11 Madison Avenue           Co-Head Investment Banking,        USA
Division Co-Head-Investment Banking     New York, NY 10010          Credit Suisse First Boston
and Board Member                                                    business unit

Lewis H. Wirshba                        11 Madison Avenue           Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010          Boston business unit

Garret M. Moran                         11 Madison Avenue           Head of Private Equity, Credit     USA
Head of Private Equity                  New York, NY 10010          Suisse First Boston business unit

                                                                      Schedule G

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title                Business Address           Principal Occupation               Citizenship
--------------                ----------------           --------------------               -----------
Allen D. Wheat                11 Madison Avenue          Chairman of the Executive Board    USA
Chairman                      New York, NY 10010         and President and Chief
                                                         Executive Officer, Credit Suisse
                                                         First Boston business unit and
                                                         Member of the Executive Board,
                                                         Credit Suisse Group

Brady W. Dougan               11 Madison Avenue          Head of Equities, Credit Suisse    USA
Board Member                  New York, NY 10010         First Boston business unit

Stephen A.M. Hester           11 Madison Avenue          Head of Fixed Income, Credit       United Kingdom
Board Member                  New York, NY 10010         Suisse First Boston business unit

David C. Mulford              One Cabot Square           Chairman International, Credit     United Kingdom
Board Member                  London, England            Suisse First Boston
                              E14 4QJ

Stephen E. Stonefield         One Raffles Link           Chairman of Pacific Region,        USA
Board Member                  Singapore                  Credit Suisse First Boston

Charles G. Ward, III          11 Madison Avenue          Co-Head of Investment Banking,     USA
Board Member                  New York, NY 10010         Credit Suisse First Boston
                                                         business unit

Anthony F. Daddino            11 Madison Avenue          Chief Administrative Officer,      USA
Board Member                  New York, NY 10010         Credit Suisse First Boston
                                                         business unit

Hamilton E. James             11 Madison Avenue          Co-Head of Investment Banking,     USA
Board Member                  New York, NY 10010         Credit Suisse First Boston
                                                         business unit

Gates H. Hawn                 11 Madison Avenue          Head of Financial Services,        USA
Board Member                  New York, NY 10010         Credit Suisse First Boston
                                                         business unit

Bennett Goodman               277 Park Avenue            Managing Director and Global       USA
Board Member                  New York, NY 10172         Head of Leveraged Finance Fixed
                                                         Income Division, Credit Suisse
                                                         First Boston business unit

David S. Moore                11 Madison Avenue          Deputy Head of Global Equity       USA
Board Member                  New York, NY 10010         Trading, Credit Suisse First
                                                         Boston business unit

Joe L. Roby                   11 Madison Avenue          Chairman, Credit Suisse First      USA
Board Member                  New York, NY 10010         Boston business unit

Paul Calello                  11 Madison Avenue          Managing Director, Credit Suisse   USA
Board Member                  New York, NY 10010         First Boston and Head of Equity
                                                         Derivatives and Convertibles Unit

Christopher Carter            17 Columbus Courtyard      Managing Director, Credit Suisse   United Kingdom
Board Member                  London, England            First Boston and Chairman,
                              E14 4DA                    Global Equity Capital Markets
                                                         and Head of European Investment
                                                         Banking

James P. Healy                11 Madison Avenue          Managing Director, Credit Suisse   USA
Board Member                  New York, NY 10010         First Boston and Global Head of
                                                         Emerging Market Group

John Nelson                   One Cabot Square           Chairman, Credit Suisse First      United Kingdom
Board Member                  London, England            Boston Europe Limited
                              E14 4QJ

Trevor Price                  One Cabot Square           Managing Director, Credit Suisse   United Kingdom
Board Member                  London, England            First Boston and Head of
                              E14 4QJ                    Developed Markets Rates Business
                                                         in the Fixed Income Division

Richard E. Thornburgh         11 Madison Avenue          Vice-Chairman of the Executive     USA
Board Member                  New York, NY 10010         Board and Chief Financial
                                                         Officer, Credit Suisse First
                                                         Boston business unit and Member
                                                         of the Executive Board, Credit
                                                         Suisse Group

Joseph T. McLaughlin          11 Madison Avenue          Executive Vice President, Legal    USA
Board Member                  New York, NY 10010         and Regulatory Affairs, Credit
                                                         Suisse First Boston business unit